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                              May 27, 2021

       Craig McCaw
       Chief Executive Officer
       Holicity Inc.
       2300 Carillon Point
       Kirkland, WA 98033

                                                        Re: Holicity Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 21, 2021
                                                            File No. 333-255703

       Dear Mr. McCaw:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Material U.S. Federal Income Tax Consequences, page 123

   1. We note your response to prior comment 5, but are unable to agree. In addition to disclosure regarding
the exercise of redemption rights, please include a discussion of the federal income tax
consequences of the transaction as required by Item 4(a)(6) of Form S-
                                                        4. We further note that
Section 8.04(b) of the merger agreement indicates that the parties intend for the merger
to constitute a tax free "reorganization" within the meaning of
                                                        Section 368(a) of the
Code or that the merger and related transactions that qualify as a tax free transaction under
Section 351. Please also include a tax opinion from counsel as appropriate. Refer to
Item 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K and
                                                        Section III.A of Staff
Legal Bulletin No. 19.
 Craig McCaw
Holicity Inc.
May 27, 2021
Page 2
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations
For The Three Months Ended March 31, 2021, page 136

2. We note that you have given pro forma effect to the exchange of Astra preferred stock for shares of New Astra common stock. Tell us how you considered making an adjustment to the Adjustment to Redemption Value on Convertible Preferred Stock line item in the Pro
       Forma Statement of Operations. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.
Exhibit 5.1, page 1

3. Please have counsel revise its legal opinion to quantify the shares being registered under the registration statement, including the shares underlying the warrants.
        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameCraig McCaw
                                                             Division of
Corporation Finance
Comapany NameHolicity Inc.
                                                             Office of Energy &
Transportation
May 27, 2021 Page 2
cc:       David Sakowitz
FirstName LastName